As filed with the Securities and Exchange Commission on September 12, 2018

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

Amendment No. 1

PIMCO California Municipal Income Fund

(Name of Subject Company (Issuer))

PIMCO California Municipal Income Fund

(Name of Filing Person (Issuer))

Auction-Rate Preferred Shares, Series A, Series B and Series C, Par Value $0.00001

(Title of Class of Securities)

72200N205

72200N304

72200N403

(CUSIP Number of Class of Securities)

Joshua D. Ratner

PIMCO California Municipal Income Fund

1633 Broadway

New York, NY 10019

Telephone: (212) 597-1358

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David C. Sullivan

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$127,500,000 (a)	$15,873.75 (b)

(a) Calculated as the aggregate maximum purchase price to be paid for 6,000 shares in the offer, based upon a price of 85% of the liquidation preference of $25,000 per share (or $21,250 per share).

(b) Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,873.75	Filing Party:	PIMCO California Municipal Income
			Fund

Form or Registration No.:	Schedule TO	Date Filed:	July 20, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEMS 1 THROUGH 9 AND ITEM 11.

This Amendment No. 1 (this “Amendment” amends and supplements the Tender Offer Statement on Schedule TO initially filed by PIMCO California Municipal Income Fund, a Massachusetts business trust (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, $0.00001 par value and a liquidation preference of $25,000 per share, designated Auction-Rate Preferred Shares, Series A, Series B and Series C (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2018 (the “Offer to Purchase”) and in the Fund’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitutes the “Offer”), copies of which have been previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. The price to be paid for the Preferred Stock is an amount per share, net to the seller in cash, equal to 85% of the liquidation preference of $25,000 per share (or $21,250 per share) in cash, plus any unpaid dividends accrued through September 11, 2018, or such later date to which the Offer is extended, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer). The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Amendment.

Filed herewith as Exhibit (a)(5)(ii) and incorporated herein by reference is a copy of the press release issued by the Fund dated September 12, 2018 announcing the results of the Offer.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Item 12 is hereby amended to add the following exhibit.

Exhibit No.	Document

(a)(5)(ii)	Press Release issued on September 12, 2018.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIMCO California Municipal Income Fund

By:	/s/ Peter G. Strelow

Name:	Peter G. Strelow

Title:	President

Dated as of: September 12, 2018

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated July 20, 2018.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Notice of Withdrawal.*

(a)(5)(i) (a)(5)(ii)	Press Release issued on July 20, 2018.* Press Release issued on September 12, 2018.**

(d)(i)	Tender Offer Agreement, dated July 18, 2018, by and among PIMCO California Municipal Income Fund, PIMCO California Municipal Income Fund II, PIMCO California Municipal Income Fund III, PIMCO Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO Municipal Income Fund III, PIMCO New York Municipal Income Fund, PIMCO New York Municipal Income Fund II, PIMCO New York Municipal Income Fund III, Pacific Investment Management Company LLC, Wells Fargo Clearing Services, LLC, and WFC Holdings, LLC.*

* Previously filed on schedule TO via EDGAR on July 20, 2018 and incorporated herein by reference.

** Filed herewith.